

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 26, 2007

Mr. William Marshall
Chief Executive Officer
Cascade Energy, Inc.
9595 Wilshire Boulevard, Suite 900
Beverly Hills, CA 90212

Re: Cascade Energy, Inc.
Form 10-KSB/A-1 for Fiscal Year Ended February 28, 2006
Filed June 30, 2006
Form 10-QSB for Fiscal Quarter Ended November 30, 2006
Filed January 22, 2007
File No. 333-115637

Dear Mr. Marshall:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB/A-1 For the Fiscal Year Ended February 28, 2006</u>

<u>General</u>

1.   Due to the nature of your business begun on June 1, 2005, please change your SIC
        to one more appropriately reflecting your current state of operations.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operation,
page 16</u>

<u>Liquidity and Capital Resources</u>

2.   We note your disclosure that you "entered in a pledge and escrow agreement
        dated November 30, 2005, whereby the Company agreed to irrevocably pledge
        44,000,000 common shares of the Company's security;" and that "These shares
        were issued into escrow in the Company's name and will not be released unless
        the Company defaults on the debentures." Please tell us how you applied
        paragraph 30 of FAS 128 in calculating your diluted earnings per share with
        regard to these contingent shares.

<u>Financial Statements</u>

<u>Balance Sheet, page F-3</u>

3.   Please tell us where you reported your asset retirement obligations and expand
        your disclosure to provide the information required by paragraph 22 of FAS 143
        or otherwise advise why such disclosure is inapplicable.

<u>Statements of Operations, page F-4</u>

4.   Please revise the presentation of the columns in your Statements of Operations to
        present the columns in a manner contemplated by SAB Topic 11E. In this regard,
        it appears that your prior fiscal year ended February 28, 2005 should be removed
        from the middle column and placed either at the right or left of the columns
        representing the fiscal year ended February 28, 2006.

5.   Please include Exploration costs as a component of Expenses instead of Other
        items as contemplated by the AICPA Audit Guide for Entities with Oil and Gas
        Producing Activities in Exhibit A-2 or tell us why you believe your exploration
        expenses should be referred to as an Other item or one that is not related to your
        ongoing major or central operation and activity.

<u>Statements of Cash Flows, page F-5</u>

6.   Please show the amounts of revenue and expenses for each period covered by the income statement in accordance with paragraph 11(c) of FAS 7. In this regard, please present the stub period from March 1, 2005 through May 31, 2005 in a manner similar to the presentation within your Statements of Operations.

Note 2 Summary of Significant Accounting Polices, page F-7

Basic and Diluted Loss per Share, page F-9

7.   We note your disclosure that "Instruments that can be converted to common stock have not been included in the fully diluted computations since the result would be antidilutive." Please include those securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antiduilutive for the periods presented in accordance with paragraph 40(c) of FAS 128.

Oil and Gas Activities – Successful Efforts Method of Accounting, page F-9

8.   Please expand your disclosure to indicate how you test both your proved and unproved properties for impairment.

Note 6 Convertible Debentures, page F-14

9.   We note your disclosure that "This debenture was closed during the quarter ended November 30, 2005, and interest of $20,402 accrued as at November 30, 2005. The other two debentures were cancelled during the quarter ended November 30, 2005, as the Company has elected to pursue alternative sources of financing." Please tell us whether the closing or cancellation of these debentures had any accounting effect in your financial statements. In this regard, indicate whether or not cash was received or paid as a result of these transactions and expand your disclosure as necessary to explain the facts and circumstances surrounding these transactions.

10.   We note your disclosure that "The Company is required to carry these embedded derivatives on its balance sheet at fair value and unrealized changes in the values of these embedded derivatives are reflected in the consolidated statement of operation as "Gain (loss) on value of warrants and conversion feature"." Please tell us where your Gain (loss) has been reported in your Statements of Operations for the periods presented.

11.   We note your disclosure that "The Company bifurcated the debenture and based on a 12% discount to maturity is amortizing a discount of $958,466 in interest

expense to maturity." Please tell us what this amount represents and how it was calculated in accordance with FAS 133 and/or EITF 00-19. We note that the total you present for Convertible debenture payable of $2,541,534 represents your total debentures of $3.5 million less the $958,466.

12.   We note your disclosure that "Beneficial conversion expense of the debenture was calculated by the Company based upon the difference between the market price of shares of the Company's stock as of the date of issuance and the conversion price applicable to the convertible debentures." Please tell us why you recorded a beneficial conversion expense when you indicate in your disclosure that you accounted for the embedded conversion feature and free standing warrants as derivatives to be accounted for in accordance with FAS 133 and EITF 00-19. In addition, please tell us and expand your disclosure to clearly explain the nature of the Beneficial conversion liability on the Balance Sheet at February 28, 2006, totaling $5,356,916.

Note 7. Discontinued Operations, page F-16

13.   We note that you executed an "Acquisition/Disposition Agreement" wherein you agreed to "dispose of 100% of the issued and outstanding shares in the common stock of [your] wholly-owned subsidiary, Power Grow Systems Ltd.," in exchange for 24 million post-forward split shares in the capital of the "Company registered and beneficially owned by the purchasers." Please tell us how you initially determined the value of the shares that you disposed of, totaling $3,000. In addition, please explain the difference between the shares you acquired and the shares you disposed of in this transaction. We note your Statement of Stockholders' Equity (Deficiency) presents the issuance of 24 million shares of common stock for $3,000 in the period ended February 29, 2004 and the subsequent cancellation of those shares at June 30, 2005.

Note 11. Oil and Gas Activities, page F-21

14.   Please revise your presentation of Capitalized Costs to comply with Illustration 1 of FAS 69.

15.   Please revise your reserve quantity information to comply with Illustration 4 of FAS 69.

16.   Please revise your reference to "Discounted future net cash flows" to comply with Illustration 5 of FAS 69. In this regard, you should refer to the total presented as the Standardized measure of discounted future net cash flows.

Exhibits 31.1 and 31.2

17.   We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, i) you should refer to the Company throughout the certification as the "small business issuer" instead of as the "registrant," ii) you should not make reference to the type of report (i.e. quarterly or annual), other than in the first paragraph, and iii) paragraph 4(b) should not make reference to an evaluation of the effectiveness of your disclosure controls and procedures "as of a date within 90 days prior to the filing date."

Form 10-QSB for the Fiscal Quarter Ended November 30, 2006

18.   Please revise your interim report on Form 10-QSB as necessary to comply with all applicable comments written on your annual report above.

Balance Sheet

19.   Please expand your MD&A and footnote disclosure to explain what the asset Loan, totaling $87,090, as of November 30, 2006 represents. We note that this balance represents approximately 32% of your total assets.

Statements of Operations

20.   Please expand your MD&A disclosure to explain the nature of the new line item Corporate Finance Fees, totaling $114,076, for the nine months ended November 30, 2006.

Statements of Cash Flows

21.   The shares issued for corporate finance fees and consulting services appear to represent non-cash activities that should be in included in your filing in the form of disclosure as contemplated by paragraph 32 of FAS 95. Please revise your presentation as appropriate or otherwise advise.

22.   The loan receivable of $87,090 in 2006 should be classified as an investing activity, rather than an operating activity. See paragraph 17(a) of SFAS 95.

23.   Please explain what the negative amount of $75,000, shown in the line item Increase in convertible debenture payable, represents.

24.   Please reconcile the Proceeds from share issuance, totaling $75,000, with your statement of stockholders' equity (deficiency).

Note 9. Capital Stock

25.   We note that on February 1, 2006 you issued 6,000,000 shares of your common stock to consultants at an estimated price of $0.30 per common share. Please tell us how you determined the value of these services to be $300,000 and how you have complied with paragraph 7 of FAS 123R.

Exhibit 31.1

26.   We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief